UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40430

CUSIP NUMBER 302492103

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Flywire Corporation

Full Name of Registrant

N/A

Former Name if Applicable

141 Tremont Street, Suite 10

Address of Principle Executive Office (Street and Number)

Boston, Massachusetts, 02111

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flywire Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period for those reasons set forth below.

On December 31, 2022, the Company’s status as an emerging growth company ended and the Company became a large accelerated filer. As a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report and is, for the first time, subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”).

In connection with this shorter filing timeline and the enhanced compliance obligations with respect to Section 404 of the SOX Act, the Company requires additional time to complete the procedures relating to its year-end financial reporting process, finalize processes and procedures required by Section 404(b) of the SOX Act and complete the procedures relating to management’s assessment of the effectiveness of the Company’s internal controls. Therefore, the Company is unable to file the Annual Report by the prescribed filing due date of March 1, 2023 without unreasonable effort or expense. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Ellis, Chief Financial Officer	617	329-4524
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2023, the Company furnished a Current Report on Form 8-K to the Securities and Exchange Commission that included a press release announcing the Company’s preliminary unaudited financial results for the fourth quarter and year ended December 31, 2022. The Company does not expect any material changes to the financial results reported in such press release.

As reflected in the Company’s press release dated February 28, 2023:

•	Revenue in the fourth quarter of 2022 was $73.1 million, compared to $51.4 million in the fourth quarter of 2021.

•	Gross Profit in the fourth quarter of 2022 was $41.5 million resulting in Gross Margin of 56.8%, compared to Gross Profit of $30.7 million and Gross Margin of 59.7% in the fourth quarter of 2021.

•	Net loss was $1.1 million in the fourth quarter of 2022, compared to net loss of $11.2 million in the fourth quarter of 2021.

•	Revenue in fiscal year 2022 was $289.4 million, compared to $201.1 million in fiscal year 2021.

•	Gross Profit in fiscal year 2022 was $174.9 million resulting in Gross Margin of 60.4%, compared to Gross Profit of $125.2 million and Gross Margin of 62.3% in fiscal year 2021.

•	Net loss was $39.3 million in the fiscal year 2022, compared to net loss of $28.1 million in fiscal year 2021.

Forward Looking Statements

Statements in this filing about the Company that are not historical facts are forward-looking statements based on the Company’s current expectations, assumptions, estimates and projections. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. These forward-looking statements are based on our current expectations, which may not prove to be accurate. The words “estimates,” “expects,” “anticipates,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Flywire Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 28, 2023	By	/s/ Michael Ellis, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.